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[redacted]

SECURIT ... ON

13025030

SEC
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Section
MAY 29 2013
Washington DC
401

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SEC FILE NUMBER
8-30714

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/12 (MM/DD/YY) AND ENDING 3/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Twenty-First Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jonathan Krasnoff | (212) 418-6014 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) | New York (City) | New York (State) | 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

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5/30/13

AFFIRMATION

I, Robert N. Gordon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Twenty-First Securities Corporation for the year ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature _______________ 5/23/13
Date

Robert N. Gordon
President

Subscribed and sworn to before me on this 23rd day of May 2013

____
Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020623
Qualified in Nassau County
My Commission Expires 3/1/15

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm and
Supplemental Report on Internal Control

TWENTY-FIRST SECURITIES CORPORATION
(SEC I.D. No. 8-30714)

March 31, 2013

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Twenty-First Securities Corporation

We have audited the accompanying statement of financial condition of Twenty-First Securities Corporation (the "Company") as of March 31, 2013 and the related notes to the financial statement.

Management's responsibility for the financial statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Twenty-First Securities Corporation as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
May 23, 2013

TWENTY-FIRST SECURITIES CORPORATION
Statement of Financial Condition
As of March 31, 2013

ASSETS	
Cash	$ 52,591
Receivables from affiliates	462,741
Receivables from broker-dealers	402,663
Other receivables	137,800
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $574,983)	24,106
Other assets	196,044
Total assets	$ 1,275,945
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 237,684
Commissions payable	19,910
Total liabilities	257,594
STOCKHOLDER'S EQUITY	
Common stock, no par value, at stated value, 500 shares voting and 500 shares nonvoting authorized, 500 shares voting and 0 shares nonvoting issued and outstanding	50,000
Additional paid-in capital	2,424,592
Accumulated deficit	(1,456,241)
Total stockholder's equity	1,018,351
Total liabilities and stockholder's equity	$ 1,275,945

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Twenty-First Securities Corporation (the "Company") is a broker-dealer that provides investment strategies and execution services for its corporate, institutional and high net-worth clients. The Company is a registered broker-dealer with the Securities and Exchange Commission and a registered introducing broker and commodity trading advisor with the Commodity Futures Trading Commission. The Company clears its securities transactions on a fully disclosed basis through other broker-dealers (the "Clearing Brokers"). All of the common stock of the Company is owned by Twenty-First Holdings, Inc. (the "Parent"), which is wholly owned by the president of the Company.

Use of Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Cash

Cash consists of a checking account held with one nationally recognized bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per legal entity.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated using the double declining-balance method. Computer software is depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized using the straight-line method over the life of the lease.

2. INCOME TAXES

The Company utilizes the asset and liability method for accounting for income taxes. The Company is included in the Parent's consolidated Federal and combined New York State and local income tax returns.

As required by the uncertain tax position accounting standards, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For the year ended March 31, 2013, the Company did not have any material uncertain tax positions for which the statute of limitations remained open.

3. COMMITMENTS

Operating Leases

The Company's current lease for its office space in New York City expires in January 2017. At March 31, 2013, future minimum payments for this lease were as follows:

Fiscal Years Ending March 31:

2014	$ 231,012
2015	233,105
2016	239,568
2017	180,964
Total	$ 884,649

In addition to the minimum lease payments set forth above, the lease contains a provision for escalations based upon certain costs incurred by the lessor.

4. TRANSACTIONS WITH AFFILIATED COMPANIES AND OTHER RELATED PARTIES

The Company has various affiliates to which it provides operational and administrative services at no charge. In the normal course of business, the Company advances funds to its affiliates on a noninterest-bearing basis. Receivables from affiliates are comprised of a receivable from the Parent of $422,981 and receivables from three other subsidiaries of the Parent.

Included in other receivables is a $66,000 note plus accrued interest at a rate of 4.46% from a senior executive of the Company.

Such amounts are excluded from regulatory net capital as nonallowable assets.

5. CONCENTRATIONS OF CREDIT RISK

Pursuant to its clearing contracts with its Clearing Brokers, the Company is liable for bad debts of any clients introduced by the Company to its Clearing Brokers. As of March 31, 2013, there were no material bad debts from clients introduced by the Company to its Clearing Brokers.

6. NET CAPITAL REQUIREMENTS

The Company as a registered broker-dealer is subject to the minimum net capital requirements of Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the Company maintain minimum net capital equivalent to the greater of $25,000 or 6-2/3% of aggregate indebtedness. The Company is also subject to the net capital rules under the Commodity Exchange Act (Regulation 1.17 of the Commodity Futures Trading Commission). These rules require that the Company

maintain minimum net capital equivalent to the greater of $45,000 or the capital required under the Rule. At March 31, 2013, the Company's net capital and excess net capital were $195,321 and $150,321, respectively, and the Company's aggregate indebtedness to net capital ratio was 1.32 to 1.

Proprietary accounts held at the Clearing Brokers ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to agreements between the Company and the Clearing Brokers which require, among other things, for the Clearing Brokers to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events that may have occurred since April 1, 2013 through May 23, 2013, the date the statement of financial condition was available to be issued. The Company has determined that there are no material events that would require disclosure in the statement of financial condition.

* * * * * *

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

Board of Directors
Twenty-First Securities Corporation:

In planning and performing our audit of the financial statements of Twenty-First Securities Corporation (the "Company") as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 3.07 of the CFTC.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at March 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
May 23, 2013